# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bridge Investment Group Holdings Inc., CIK 0001854401
CUSIP: 10806B100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Date of event which requires filing of this statement: 01/01/2025
Amends the filing with accession number 0001193125-21-231502
Filed by CIK 0001569086
Persons authorized to receive notices and communications: Robert R. Morse, 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070, 801-716-4500

## Reporting persons
- Robert Randolph Morse (CIK 0001569086): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,294,419; shared voting power 35,086,776; sole dispositive power 3,294,419; shared dispositive power 35,086,776; aggregate amount beneficially owned 38,381,195 (48.4% of the class)
- FLM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 33,635,780; shared voting power 0; sole dispositive power 33,635,780; shared dispositive power 0; aggregate amount beneficially owned 33,635,780 (43.2% of the class)
  Comment: Limited Liability Company
- Jonathan Slager (CIK 0001870998): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 973,884; shared voting power 19,912,816; sole dispositive power 973,884; shared dispositive power 6,163,840; aggregate amount beneficially owned 20,886,700 (32.9% of the class)
- SF Intentional Irrevocable Trust Dated December 30, 2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,374,838; shared voting power 17,537,978; sole dispositive power 2,374,838; shared dispositive power 0; aggregate amount beneficially owned 19,912,816 (31.1% of the class)
- J.P. Slager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 3,468,512; shared voting power 0; sole dispositive power 3,468,512; shared dispositive power 0; aggregate amount beneficially owned 3,468,512 (7.3% of the class)
- Adam O'Farrell (CIK 0001870917): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 558,167; shared voting power 16,985,764; sole dispositive power 558,167; shared dispositive power 2,926,699; aggregate amount beneficially owned 17,543,931 (28.8% of the class)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,465,749; shared voting power 15,520,015; sole dispositive power 1,465,749; shared dispositive power 0; aggregate amount beneficially owned 16,985,764 (27.8% of the class)
- Dean Allara (CIK 0001870999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,997,855; shared voting power 12,252,717; sole dispositive power 6,997,855; shared dispositive power 1,558,632; aggregate amount beneficially owned 19,250,572 (30.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bridge Investment Group Holdings Inc.
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on January 7, 2022, Amendment No. 2 to Schedule 13D filed on January 10, 2023, Amendment No. 3 to Schedule 13D filed on July 5, 2023 and Amendment No. 4 to Schedule 13D filed on January 5, 2024 (as amended, the "Schedule 13D") relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Bridge Investment Group Holdings Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

Award of restricted shares of Class A Common Stock

On January 1, 2025, Messrs. Morse, Slager, O'Farrell and Allara received from the Issuer an award of 740,000, 200,000, 110,000 and 150,000 restricted shares of Class A Common Stock, respectively, as employee compensation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) - (b)

The following sets forth, as of January 1, 2025, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of January 1, 2025, based on 44,190,628 shares of Class A Common Stock outstanding as of January 1, 2025:

Robert Randolph Morse
Amount beneficially owned: 38,381,195
Percent of Class: 48.4%

FLM Holdings, LLC
Amount beneficially owned: 33,635,780
Percent of Class: 43.2%

Jonathan Slager
Amount beneficially owned: 20,886,700
Percent of Class: 32.9%

SF International Irrevocable Trust Dated December 30, 2019
Amount beneficially owned: 19,912,816
Percent of Class: 31.1%

J.P Slager, LLC
Amount beneficially owned: 3,468,512
Percent of Class: 7.3%

Adam O'Farrell
Amount beneficially owned: 17,543,931
Percent of Class: 28.8%

Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019
Amount beneficially owned: 16,985,764
Percent of Class: 27.8%

Dean Allara
Amount beneficially owned: 19,250,572
Percent of Class: 30.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Robert Randolph Morse
Sole power to vote or to direct the vote: 3,294,419
Shared power to vote or to direct the vote: 35,086,776
Sole power to dispose or to direct the disposition: 3,294,419
Shared power to dispose or to direct the disposition: 35,086,776

FLM Holdings, LLC
Sole power to vote or to direct the vote: 33,635,780
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 33,635,780
Shared power to dispose or to direct the disposition: 0

Jonathan Slager
Sole power to vote or to direct the vote: 973,884
Shared power to vote or to direct the vote: 19,912,816
Sole power to dispose or to direct the disposition: 973,884
Shared power to dispose or to direct the disposition: 6,163,840

SF International Irrevocable Trust Dated December 30, 2019
Sole power to vote or to direct the vote: 2,374,838
Shared power to vote or to direct the vote: 17,537,978
Sole power to dispose or to direct the disposition:2,374,838
Shared power to dispose or to direct the disposition: 0

J.P Slager, LLC
Sole power to vote or to direct the vote: 3,468,512
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition 3,468,512:
Shared power to dispose or to direct the disposition: 0

Adam O'Farrell
Sole power to vote or to direct the vote: 558,167
Shared power to vote or to direct the vote: 16,985,764
Sole power to dispose or to direct the disposition: 558,167
Shared power to dispose or to direct the disposition: 2,926,699

Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019
Sole power to vote or to direct the vote: 1,465,749
Shared power to vote or to direct the vote: 15,520,015
Sole power to dispose or to direct the disposition: 1,465,749
Shared power to dispose or to direct the disposition: 0

Dean Allara
Sole power to vote or to direct the vote: 6,997,855
Shared power to vote or to direct the vote: 12,252,717
Sole power to dispose or to direct the disposition: 6,997,855
Shared power to dispose or to direct the disposition: 1,558,632

Mr. Morse is (i) the record holder of 3,294,419 shares of Class A Common Stock; (ii) the manager of FLM Holdings, LLC, which is the record holder of 33,635,780 Class A Units; and (iii) the manager of FLM Management LLC, which is the trustee of various family trusts that are the record holders of an aggregate of 1,450,996 Class A Units. As a result, Mr. Morse may be deemed to share beneficial ownership of the securities held of record by FLM Holdings, LLC and the various family trusts.

Mr. Slager is (i) the record holder of 973,884 shares of Class A Common Stock; (ii) the grantor of the SF Intentional Irrevocable Trust, which is the record holder of 2,374,838 Class A Units; (iii) the manager of J.P. Slager, LLC, which is the record holder of 3,468,512 Class A Units; and (iv) the manager of The Christmas, LLC, which is the general partner of the Slager Family Limited Partnership which is the record holder of 2,374,838 Class A Units. As a result, Mr. Slager may be deemed to share beneficial ownership of the securities held of record by the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the Slager Family Limited Partnership. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the SF Intentional Irrevocable Trust to vote 13,748,976 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. Slager may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. O'Farrell is (i) the record holder of 558,167 shares of Class A Common Stock and may be deemed to share beneficial ownership of 1,460,950 Class A Units held of record by the O'Farrell Irrevocable Trust, of which Mr. O'Farrell is trustee; and (ii) the trustee of the O'Farrell Trust, which is the record holder of 1,465,749 Class A Units. As a result, Mr. O'Farrell may be deemed to share beneficial ownership of the securities held of record by the O'Farrell Trust and the O'Farrell Irrevocable Trust. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the O'Farrell Trust to vote 14,059,065 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. O'Farrell may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. Allara is (i) the record holder of 6,997,855 shares in the aggregate of Class A Common Stock and Class A Units and may be deemed to share beneficial ownership of (a) 500,000 Class A Units held of record by the Dean Allara Family Legacy Trust, of which Mr. Allara is trustee, and (b) 500,000 Class A Units held of record by the Stacey Allara Family Legacy Trust, of which Mr. Allara is trustee; and (ii) the manager of Rockridge Investments, LLC, which is the record holder of 558,632 Class A Units. As a result, Mr. Allara may be deemed to share beneficial ownership of the securities held of record by the Dean Allara Family Legacy Trust, the Stacey Allara Family Legacy Trust and Rockridge Investments, LLC. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to Dean Allara to vote 10,694,085 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. Allara may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Each Class A Unit may be redeemed at any time for shares of Class A Common Stock on a 1-to-1 basis. As such, each of the individuals and entities noted above may be deemed to beneficially own the shares of Class A Common Stock issuable upon redemption of the Class A Units.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement

## Signatures
- Robert Randolph Morse: /s/ Robert Randolph Morse, Robert Randolph Morse (01/03/2025)
- FLM Holdings, LLC: /s/ Robert Randolph Morse, Robert Randolph Morse, Manager (01/03/2025)
- Jonathan Slager: /s/ Jonathan Slager, Jonathan Slager (01/03/2025)
- SF Intentional Irrevocable Trust Dated December 30, 2019: /s/ Jonathan Slager, Jonathan Slager, Trustee (01/03/2025)
- J.P. Slager, LLC: /s/ Jonathan Slager, Jonathan Slager, Manager (01/03/2025)
- Adam O'Farrell: /s/ Adam O'Farrell, Adam O'Farrell (01/03/2025)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: /s/ Adam O'Farrell, Adam O'Farrell, Trustee (01/03/2025)
- Dean Allara: /s/ Dean Allara, Dean Allara (01/03/2025)